Filed pursuant to Rule 425 under the Securities Act of 1933, as amended and Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Filer: First Horizon National Corporation File Number of Filer: 001-15185

Subject Company: Capital Bank Financial Corp. File Number of Subject Company: 001-35655

First Horizon National Corporation Second Quarter 2017 Analyst Packet June 6, 2017

Disclaimer

Forward-Looking Statements

This communication contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our beliefs, plans, goals, expectations, and estimates. Forward-looking statements are not a representation of historical information, but instead pertain to future operations, strategies, financial results or other developments. The words "believe," "expect," "anticipate," "intend," "estimate," "should," "is likely," "will," "going forward," and other expressions that indicate future events and trends identify forward-looking statements.

Forward-looking statements are necessarily based upon estimates and assumptions that are inherently subject to significant business, operational, economic and competitive uncertainties and contingencies, many of which are beyond the control of First Horizon and Capital Bank, and many of which, with respect to future business decisions and actions, are subject to change. Examples of uncertainties and contingencies include, among other important factors: global, general, and local economic and business conditions, including economic recession or depression; expectations of and actual timing and amount of interest rate movements, including the slope and shape of the yield curve, which can have a significant impact on a financial services institution; market and monetary fluctuations, including fluctuations in mortgage markets; inflation or deflation; customer, investor, competitor, regulatory, and legislative responses to any or all of these conditions; demand for First Horizon's and Capital Bank's product offerings; the actions of the Securities and Exchange Commission (SEC), the Financial Accounting Standards Board (FASB), the Office of the Comptroller of the Currency (OCC), the Board of Governors of the Federal Reserve System (Federal Reserve), the Federal Deposit Insurance Corporation (FDIC), the Financial Industry Regulatory Authority (FINRA), the U.S. Department of the Treasury (Treasury), the Municipal Securities Rulemaking Board (MSRB), the Consumer Financial Protection Bureau (CFPB), the Financial Stability Oversight Council (Council), the Public Company Accounting Oversight Board (PCAOB), and other regulators and agencies, including in connection with the regulatory approval process associated with the merger; pending, threatened, or possible future regulatory, administrative, and judicial outcomes, actions, and proceedings; current or future Executive orders; changes in laws and regulations applicable to First Horizon and Capital Bank; the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all; the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where First Horizon and Capital Bank do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; diversion of management's attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; First Horizon's and Capital Bank's success in executing their respective business plans and strategies and managing the risks involved in the foregoing; and other factors that may affect future results of First Horizon and Capital Bank.

Additional factors that could cause results to differ materially from those contemplated by forward-looking statements can be found in First Horizon's Annual Report on Form 10-K for the year ended December 31, 2016, and in its subsequent Quarterly Reports on Form 10-Q filed with the SEC and available in the "Investor Relations" section of First Horizon's website, http://www.firsthorizon.com, under the heading "SEC Filings" and in other documents First Horizon files with the SEC, and in Capital Bank's Annual Report on Form 10-K for the year ended December 31, 2016 and in its subsequent Quarterly Reports on Form 10-Q, including for the quarter ended March 31, 2017, filed with the SEC and available in the "Investor Relations" section of Capital Bank's website, www.CapitalBank-US.com, under the heading "Financials & Filings" and in other documents Capital Bank files with the SEC.

Important Other Information

In connection with the proposed transaction, First Horizon will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of First Horizon and Capital Bank and a Prospectus of First Horizon, as well as other relevant documents concerning the proposed transaction. The proposed transaction involving First Horizon and Capital Bank will be submitted to First Horizon's shareholders and Capital Bank's stockholders for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. SHAREHOLDERS OF FIRST HORIZON AND CAPITAL BANK ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain a free copy of the definitive joint proxy statement/prospectus, as well as other filings containing information about First Horizon and Capital Bank, without charge, at the SEC's website (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Clyde A Billings, Jr., First Horizon National Corporation, 165 Madison, 8th Floor, Memphis, TN 38103, telephone 901.523.5679, or Capital Bank Financial Corp., Attention: Secretary, 4725 Piedmont Row Drive, Suite 110, Charlotte, NC 28210.

Participants in the Solicitation

First Horizon, Capital Bank, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding First Horizon's directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 13, 2017, and certain of its Current Reports on Form 8-K. Information regarding Capital Bank's directors and executive officers is available in its definitive proxy statement, which was filed with SEC on April 28, 2017, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC. Free copies of this document, when it becomes available, may be obtained as described in the preceding paragraph.

FIRST HORIZON NATIONAL CORPORATION
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3 Building a Foundation for Attractive Long - Term Earnings Power ▪ E xpanding banking relationships with focus on economic profit ▪ Continued balance sheet growth ▪ Focused on ongoing expense discipline ▪ Optimizing capital deployment ▪ Work underway for successful merger integration with Capital Bank Successfully Executing on Key Priorities FHN Is Well Positioned For Attractive Long - Term Earnings Power

4 1Q17 Consolidated Long - Term Targets ROTCE 1 10.3% 15.0%+ ROA 1 0.82% 1.10 - 1.30% CET1 10.2% 8.0 - 9.0% NIM 1 2.92% 3.25 - 3.50% NCO / Average Loans 1 NM 0.20 - 0.60% Fee Income / Revenue 38% 30 - 40% 2 Efficiency Ratio 72% 60 - 65% NM – Not Meaningful. 1 ROTCE, ROA, NIM, and NCO / Average Loans are annualized. ROTCE is a Non - GAAP number and reconciled in the appendix. 2 Bonefish t arget changed to reflect new business mix. Previous Bonefish target of 40 - 50%. Building Long - Term Earnings Power: Bonefish Targets Focused on Growing Our Company Selectively and Profitably While Positioning Our Balance Sheet for Sustainable, Higher Returns in the Long Term Risk Adjusted Margin Total Assets Earning Assets Pre-tax Income Tax Rate Annualized Net Charge-Offs 0.20% - 0.60% % Fee Income 30% - 40% Efficiency Ratio 60% - 65% Return on Tangible Common Equity 15%+ Equity / Assets Common Equity Tier 1 8% - 9% Return on Assets 1.10% - 1.30% Net Interest Margin 3.25% - 3.50% 2

5 ▪ Significant NII and PPNR growth year over year ▪ Asset quality trends remain strong ▪ FHN optimizing the portfolio mix for higher returns ▪ Broad product offerings with focus on specialty lending, which provides economically profitable growth opportunities 1Q17 Average Commercial Loans Regional Bank Performance Continues to Be Strong Executing on Profitable Growth Opportunities with Solid Operating Leverage Numbers may not add to total. 1 Pre - provision net revenue is not a GAAP number, but is used in regulatory stress test reporting. The presentation of PPNR follow s the regulatory definition. Healthcare 3% Correspondent 3% Energy 1% Specialty Banking Areas Franchise Finance 6% Commercial Real Estate 16% Loans to Mortgage Companies 10% Commercial 35% Asset Based Lending 12% Regional Bank Pre - Provision Net Revenue and Net Interest Income up 30%+ Since 1Q16 $147 $142 $154 $172 $193 $100 $125 $150 $175 $200 1Q16 2Q16 3Q16 4Q16 1Q17 $200mm NII +31% $77 $70 $79 $86 $104 $0 $25 $50 $75 $100 $125 1Q16 2Q16 3Q16 4Q16 1Q17 PPNR 1 +36% $125mm

Regional Banking YOY Loan Growth Breakdown 11% 11% 12% 9% 8% 1% 4% 5% 1% 5% 7% 0% 5% 10% 15% 20% 1Q16 2Q16 3Q16 4Q16 1Q17 Other Regional Banking Loans Franchise Finance Acquisition Loans to Mortgage Companies % Loan Growth Year over Year Regional Banking Profitable Growth Opportunities ▪ Loan growth driven by specialty banking areas and growth markets ▪ Loans to Mortgage Companies’ balances fluctuate with mortgage rates and seasonality ▪ Acquired ~$540mm Franchise Finance portfolio in 3Q16 ▪ Average Regional Banking YOY loan growth of 15% since 1Q16 ▪ Excluding acquired Franchise Finance loans and Loans to Mortgage Companies, average loan growth of 10% 7

7 Regional Bank Growth Opportunities Strong Year Over Year Loan Growth From Multiple Business Lines Data as of 1Q17, unless otherwise noted. YOY – Year over year. * - Less than 1%. 1 Footprint includes AL, AR, FL, GA, KY, MO, MS, NC, SC, TN, TX, and VA. Geographic Dispersion of Loans by Lending Area ▪ Loan portfolio geographically diverse ▪ A majority of specialty banking relationships are outside Tennessee ▪ Commercial, Business, Private Client, and Consumer Retail are primarily Tennessee - based ▪ Disciplined underwriting ▪ Governance by line leaders and credit risk managers at the market/specialty business level ▪ Quarterly review of portfolio limits/exception levels ▪ Extensive use of RAROC model Inside Footprint 1 Outside Footprint 1 YOY Loan Growth Business Banking 98% 2% - 6% Consumer Retail 97% 3% - 2% Private Client 96% 4% +14% Commercial 94% 6% +10% Commercial Real Estate 84% 16% +29% Asset Based Lending 82% 18% * Energy 81% 19% NM Correspondent 74% 26% +28% Corporate 73% 27% NM Franchise Finance 72% 28% NM Loans to Mortgage Companies 24% 76% +3% Total Regional Banking 84% 16% +13%

Deposit Growth

- First Tennessee has the leading deposit market share in Tennessee with 14.3% of total deposits
- #1 market share in three out of five major MSAs in Tennessee[1]
- Attractive and stable low-cost funding mix in Regional Banking with 60% DDA and interest checking deposits
- Regional Banking average deposits up 9% since 1Q16
- Regional Banking average deposit rate paid of 21bps

First Tennessee Bank Has #1 TN Market Share[1]



Kentucky
Missouri
Virginia
Johnson City MSA #1 23%
Nashville MSA #5 6%
Knoxville MSA #2 16%
Arkansas
Memphis MSA #1 34%
Chattanooga MSA #1 23%
North Carolina
South Carolina
Alabama
Georgia
Mississippi

Deposit Mix Trends



Noninterest Bearing
Time Deposits
Other Interest Bearing
2008
28%
26%
46%
1Q17
27%
6%
67%

- Stable DDA mix
- Migration from Time Deposits to MMDA & Savings

Deposits Per Branch in Tennessee[2]



Market Share:
14%
13%
10%
$132mm
$76mm
$94mm
$52mm
FHN
RF
STI
Average of All Others

FIRST HORIZON NATIONAL CORPORATION

Numbers/percentages may not add due to rounding. Data as of 03.31.2017, unless otherwise noted.
First Tennessee Bank refers to the Regional Banking segment.
[1] Market Rank and Share Source: FDIC data as of 6.30.16. Market share shown by MSA on the map.
[2] Source: FDIC as of 6.30.16. SunTrust (STI) and Regions (RF) are the next 2 largest banks by market share in TN. The "Average of All Others" is the average of every other bank with deposits in TN.

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FTN Financial: Focused on Capturing Market Opportunities 9 Key Drivers Table is intended to provide a general indication of how the various factors may impact fixed income ADR. Actual revenue performance is typically not based on any single factor in isolation but rather on a combination of factors ta ken together and in the context of the overall market and investor sentiment. 1 Customer and product breakdown as of 3/31/2017. ▪ Unique fixed income business model focused on sales and distribution ▪ Ancillary businesses provide additional sources of revenues and complement fixed income business ▪ Maintained position as #1 underwriter of callable GSE debt for 2016, with increases in both number of issues and par volume underwritten ▪ Acquisition of Coastal Securities in 2Q17 substantially expands government guaranteed loan (“GGL”) products (SBA and USDA loans and securities) and contributes to municipal products growth strategy 1Q17 Daily Fixed Income Product Revenue 0 5 10 15 20 25 < $250 $250 - $500k $500 - $750K $750k - $1mm $1mm - $1.25mm $1.25mm+ Number of Days 1Q17 4Q16 Diversified Fixed Income Revenue Sources 1 Customers Products 50% 24% 9% 3% 4% 10% Depository Money Manager Public Funds Dealer Insurance Other 35% 23% 16% 15% 10% Mortgages Corporates Municipals Agencies Other Key Drivers of Fixed Income Average Daily Revenue Lower Revenue Up Direction of rates Factor Higher Revenue Low Flat Positive Less Certain Market volatility Shape of yield curve State of economy and outlook Expected future market environment Down Moderate Steep Negative More Certain

Optimizing Capital Deployment

Proven Record of Successful Capital Allocation With a Long-Term View

Capital Deployment Alternatives

Invest Internally

- +18% loan growth since 2012
- Established new specialty LOBs
  - Energy – 2014
  - Franchise Finance – 2016
  - Specialty Healthcare – 2016
  - Music – 2016
- Technology infrastructure
  - Platform built for 2x scale
- Non-Strategic businesses exit

Repatriate to Shareholders

- Cash dividend
  - Increased 9x since 2012[1]
- Share buyback
  - 20.4mm shares since 2012 at average price of $12.12[2]

Invest Externally

- Bank M&A
  - Mountain National Bank — 2013
  - Branch Acquisitions — 2014
  - TrustAtlantic Bank — 2015
  - Capital Bank Financial – anticipated closing in 4Q17
- Product/business enhancements
  - Franchise loan portfolio — 2016
  - Coastal Securities — 2Q17

Criteria

Invest Internally:

- Risk adjusted return on capital (RAROC)
- Economic profit opportunity
- Prioritization based on need to support core businesses

Repatriate to Shareholders:

- Return capital to shareholders while maintaining an adequate capital buffer in stress scenarios
- IRR analysis, taking into account factors such as cost of capital, intrinsic value, P/TBV, and other deployment alternatives

Invest Externally:

- Strategic Fit
  - Attractive markets and scale
- Financial Fit
  - TBV dilution/earnback period
  - EPS accretion/dilution
  - Disciplined pricing
- Cultural Fit

Disciplined capital planning process will remain dynamic and take into account both macroeconomic environment and capital deployment opportunities

FIRST HORIZON NATIONAL CORPORATION

[1] Common dividend of $0.01 per share in 4Q12. Common dividend of $0.09 per share in 1Q17.
[2] Includes $0.02 per share commission.

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11 Asset Sensitivity Overview ▪ Loan portfolio comprised of 67% floating rate loans ▪ 74% are tied to 1 month LIBOR ▪ 5% are tied to 3 month LIBOR ▪ 21% are tied to Prime ▪ Total deposit beta assumption of 40% through rising rate cycle ▪ Securities portfolio comprises 13% of total assets with an effective duration of 4.5 years ▪ Total period - end deposits increased 16% vs 1Q16 ▪ Strong DDA mix with emphasis on core deposit gathering ▪ Reduced reliance on interest rate sensitive wholesale funds Data as of 03.31.2017, unless otherwise noted. Numbers/Percentages may not add to total due to rounding. 1 NII sensitivity analysis uses FHN’s balance sheet as of 03.31.2017. Bps impact assumes increase in Fed Funds rate. Net Interest Income Sensitivity Impact 1 Asset Repricing Profile Levered to Short - Term Rate Increases ▪ Floating rate assets re - price at 100% beta ▪ Liabilities more closely managed ▪ +$3.4B short - term re - pricing gap 29% >12 Months 71% ≤ 12 Months +1.1% +$9mm +2.3% +$18mm +4.6% +$36mm 0% 1% 2% 3% 4% 5% +25bps +50bps +100bps

12 ▪ Higher risk adjusted margins ▪ Higher fee income mix ▪ Low efficiency ratios ▪ Full and/or well established relationships ▪ Strong/differentiated value propositions ▪ Lower risk adjusted margins ▪ Transaction or predominantly credit - only relationships ▪ Limited fee or cross sell opportunities ▪ Commodity product offerings Higher Lower Returns Economic Profit Focus Delivering Tangible Results Investing in Higher Return, Higher Growth Opportunities 1Q17 Economic Profitability Analysis 3 Numbers may not add to total. 1 Specialty lending areas include Asset - Based Lending , Commercial R eal E state , C orporate, Correspondent, Energy, Equipment Finance, Franchise Finance, Healthcare, Loans to Mortgage Companies, Music, and Specialty Healthcare. 2 Includes commercial and business banking lending areas. 3 Assumes cost of capital at 10%. Economic Capital ($mm) -200% -150% -100% -50% 0% 50% 100% 150% 200% $0 $225 $450 $675 $900 $1,125 EP Spread ▪ Most deposit products ▪ Specialty lending areas ▪ Credit card ▪ Full Relationships ▪ Some lending products ▪ Transactional relationships ▪ Complementary products ▪ Average EP Spread of 11.2% in 1Q17 ▪ 76% of Regional Banking capital was invested in economically profitable areas in 1Q17 vs 63% in 1Q16 ▪ Average EP per commercial relationship is up 33% since 1Q16 1Q17 Regional Banking Economic Profit Breakdown 1 Other Commercial 33% Specialty 39% Retail 21% PC/WM 7%

FHN ACQUISITION OF CBF 13

Capital Bank Acquisition

Acquiring a High-Performing $10B Commercial Bank Consistent with M&A Strategy

Strategically Compelling	▪ Enhances presence in the high growth Carolinas and Florida markets ▪ Creates 4th largest Southeast regional bank, with ~$40 billion in pro forma assets ▪ Accelerates realization of Bonefish financial targets[1]

Financially Attractive	▪ Attractive financial metrics and disciplined pricing
	  ▪ 8% accretion to EPS, fully phased-in for cost savings
	  ▪ 4.9 year crossover earnback; TBVPS dilution of 9.5%
	  ▪ IRR 15%+
	▪ Clearly identified cost savings potential
	  ▪ 6% combined cost-saves (~30% of Capital Bank expense base)
	▪ Revenue synergies identified, but not modeled

Board Seats	▪ Two Capital Bank Board members to join First Horizon Board ▪ Capital Bank CEO Gene Taylor to join FHN as Vice Chairman, with focus on corporate client and sales force retention/growth
Post Announcement Update	▪ Met with significant number of Capital Bank employees via 9 town halls within 2 weeks of announcement ▪ Cross-company integration team established with leads in all functional areas

FIRST HORIZON NATIONAL CORPORATION

[1] Please refer to page 17.

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49% 24% 23% 4% Savings & MMDA Demand Retail Time Jumbo Time Eight Acquisitions to One Southeastern Franchise % may not add to 100% due to rounding. Source : SNL Financial. Financial data per regulatory filings as of March 31, 2017. Note: Jumbo deposits defined as time deposits > $250k . 15 CBF Balance Sheet Reflective of C&I Oriented Bank Deposits 30% 17% 37% 7% 6% 3% 1-4 Family Inv. CRE & Multi. C&I / Owner-Occ CRE C&D Consumer Other Loans Loans to Deposits Ratio 92.8% Capital Bank Acquisition Capital Bank: Integrated and Built Cohesive Franchise & Culture Management with Proven Success in Transforming Company Significant Shift Towards Core Deposits at CBF 39 bps 74% 24% 56 bps 65% 18% Deposit Costs Non-Time Deposits Demand Deposits 2012 1Q17 Strong Organic Loan Growth at CBF 1Q17 Acquired Organic $7.5B Loans by Origination Organic Loans by Type 23% 43% 31% 4% CRE Commercial Consumer Other ▪ Core deposits up from $4.8B in 2012 to $7.3B in 1Q17 ▪ CRE/capital ratio was 156% as of 3/31/17

Capital Bank Acquisition Pro Forma Loan & Deposit Composition Complementary Portfolio Mixes Source: SNL Financial. Financial data per regulatory filings as of December 31, 2016. Note: Jumbo deposits defined as time deposits > $100k. First Horizon Capital Bank Pro Forma First Horizon Capital Bank Pro Forma 1 - 4 Family 30% Inv. CRE & Multi. 17% Owner - Occ. CRE 18% C&D 6% C&I 20% Consumer 6% Other 3% 1 - 4 Family 27% Inv. CRE & Multi. 10% Owner - Occ. CRE 13% C&D 4% C&I 25% Consumer 3% Other 18% 1 - 4 Family 26% Inv. CRE & Multi. 7% Owner - Occ. CRE 11% C&D 3% C&I 28% Consumer 2% Other 24% Yield: 3.81% Balance: $19,702mm Savings & MMDA 48% Demand 25% Retail Time 14% Jumbo Time 13% Savings & MMDA 58% Demand 36% Retail Time 3% Jumbo Time 3% Savings & MMDA 55% Demand 33% Retail Time 6% Jumbo Time 6% Cost: 0.39% Balance: $7,884mm Cost: 0.22% Balance: $22,673mm Cost: 0.26% Balance: $30,557mm Yield: 4.54% Balance: $7,406mm Balance: $27,108 Yield: 4.01% Pro Forma Loan Composition Pro Forma Deposit Composition 16 Loans / Deposits Ratio : 87% Loans / Deposits Ratio : 94% Loans / Deposits Ratio : 89%

Capital Bank Acquisition

Strategically and Financially Compelling Combination

Consistent with Our M&A Goals

Transaction Highlights

Accelerates Bonefish	▪ Multiyear acceleration in achieving Bonefish targets ▪ Attractive return on capital deployed versus alternatives
Attractive Markets	▪ Further strengthens footprint in Southeast markets that are wealthier and faster growing
Adds Scale	▪ ~$40bn pro forma assets enhances competitive position ▪ Leverages existing infrastructure
Strengthens Business Mix	▪ 60%+ commercial loans ▪ 94% core deposit funding [1]
Shared Upside	▪ Low premium to long-term relative valuations ▪ Remained disciplined on pricing
Risk Mitigants	▪ Extensive diligence, clean credit, cost savings modeled and revenue synergies identified

Acceleration of Bonefish Targets

	First Horizon Actual 2016	First Horizon Long-Term Targets	Commentary
ROTCE	10.6%	15.0%+	✓ *Enhances profitability & leverages excess capital*
ROA	0.9%	1.1–1.3%	✓ *Improves core profitability and efficiency*
CET1	9.9%	8.0–9.0%	✓ *Utilizes ~100bps of excess capital*
NIM	2.94%	3.25–3.50%	✓ *Improves net interest margins*
Fee Income / Revenue	43%	New Target: 30-40%[2]	*Changing Bonefish Target to reflect new business mix* *Opportunity to improve Capital Bank's 15% fee income ratio*
Efficiency Ratio	72%	60–65%	✓ *Catalyst for significant efficiency improvement*

[1] Excludes jumbo time deposits.
[2] Previous Bonefish target of 40-50%.

FIRST HORIZON NATIONAL CORPORATION

17

Capital Bank Acquisition

Key Transaction Assumptions

Fair Market Value Adjustments	▪ Adjusted balance sheet to reflect fair value marks ▪ Loans, Trust Preferred Securities, Fixed Assets and Deposits ▪ Core deposit intangible: 1.5% amortized over 10 years (SOYD)
Cost Savings	▪ Expected to be approximately $65mm pre-tax (fully phased-in); ~6% of combined or ~30% of Capital Bank's core non-interest expense base
Merger & Integration Costs	▪ Expected to be ~$120mm pre-tax
Durbin Amendment	▪ Expected annual Capital Bank lost revenue / incremental expense of $8mm pre-tax related to crossing $10bn in assets
Revenue Synergies	▪ Revenue enhancements identified but not modeled into pro forma metrics

2019 Estimated Incremental Net Income (After-tax impacts[1])


~$123mm
CBF IBES Estimate[2]
~$42mm
Estimated Cost Saves
~$0-2mm
Net Change in Accretable Yield[3]
~$2mm
TRUPS Mark
~($8)mm
Net Core Deposit Intangible
~$8mm
Other
~$167-169mm
Pro-Forma Estimate

FIRST HORIZON NATIONAL CORPORATION

[1] Assumes tax rate of 35%.
[2] 2019 Net Income based on IBES estimates as of 5.4.17.
[3] Represents ~$9mm accretion from rate mark offset by ($9)mm adjustment from accretable yield.

18

ASSET QUALITY 19

20 Allowance to Loans Ratio by Segment 1.16% 1.07% 1.03% 1.03% 1.06% 0.92% 0.88% 0.85% 0.86% 0.89% 3.19% 2.97% 2.97% 3.03% 3.10% 0.0% 1.0% 2.0% 3.0% 4.0% 1Q16 2Q16 3Q16 4Q16 1Q17 Consolidated Regional Banking Non-Strategic Net Charge - Offs Asset Quality Stable Credit Trends Reflect Strong Underwriting Discipline -0.15% 0.00% 0.15% 0.30% -$5 $0 $5 $10 1Q16 2Q16 3Q16 4Q16 1Q17 NCOs $ Provision $ NCO %¹ $10mm ▪ Net recoveries of ~$1mm in 1Q17 vs net recoveries of ~$1mm in 4Q16 and net charge - offs of $9mm in 1Q16 ▪ Non - performing assets down 27% YOY and down 2% LQ ▪ 30+ delinquencies as a percentage of total loans at 0.39% on a consolidated basis and 0.24% in the Regional Bank ▪ Allowance to loan ratio up 3 bps LQ ▪ Non - Strategic loans comprise 8% of total average loans at 1Q17, down from 11% a year ago Numbers may not add to total due to rounding. LQ – Linked Quarter. YOY - Year over Year. 1 Net charge - off % is annualized. ($ in mm) 1Q16 2Q16 3Q16 4Q16 1Q17 Provision/ (Credit) $3 $4 $4 - $(1) Charge - offs $18 $18 $10 $11 $8 Recoveries $(8) $(10) $(8) $(12) $(9) Net Charge - Offs/ (Recoveries) $9 $8 $2 $(1) $(1) Asset Quality Highlights Net recoveries in 4Q16 and 1Q17

21 1Q17 Credit Quality Summary by Portfolio Numbers may not add to total due to rounding. NM - Not meaningful. 1 Credit card, Permanent Mortgage, and Other. 2 Credit card, OTC, and Other Consumer . 3 Non - performing loan % excludes held - for - sale loans. 4 Net charge - offs are annualized. 5 Exercised clean - up calls on jumbo securitizations in 1Q13, 3Q12, 2Q11, and 4Q10, which are now on balance sheet in the Corporate segment. ($ in millions) CRE HE & HELOC Other 1 Total Permanent Mortgage Commercial (C&I & Other) HE & HELOC Permanent Mortgage Other 2 Total Period End Loans $11,284 $2,173 $3,655 $425$17,537 $67 $420 $802 $258 $6 $19,090 30+ Delinquency 0.18% 0.03% 0.48% 0.90% 0.24% 4.25% - 2.60% 2.78% 1.84% 0.39% Dollars $20 $1 $18 $4 $42 $3 - $21 $7 $0 $74 NPL 3% 0.24% 0.11% 0.55% 0.09% 0.28% 2.25% 0.97% 7.65% 10.45% 1.90% 0.75% Dollars $27 $2 $20 $0 $49 $2 $4 $61 $27 $0 $143 Net Charge-offs 4 % NM NM NM 2.55% 0.03% NM NM NM NM NM NM Dollars ($1) ($0) ($0) $3 $1 NM ($0) ($2) ($0) ($0) ($1) Allowance $92 $31 $19 $14 $156 NM $1 $30 $14 $0 $202 Allowance / Loans % 0.81% 1.42% 0.53% 3.36% 0.89% NM 0.35% 3.80% 5.45% 0.08% 1.06% Allowance / Charge-offs NM NM NM 1.33x 31.75x NM NM NM NM NM NM Commercial (C&I & Other) FHNC Consol Regional Banking Corporate 5 Non-Strategic

22 Select C&I and CRE Portfolio Metrics Numbers may not add to total due to rounding. ▪ $11.7B C&I portfolio , diversified by industry ▪ $2.2B CRE portfolio, diversified by geography and product type, comprising 11% of period - end consolidated loans ▪ Commercial (C&I and CRE) had net recoveries of $1.3mm for the quarter ▪ Gross charge - offs were $0.6mm with recoveries of $1.9mm $1.5 $2.2 $2.5 $2.0 $1.5 $1.2 $1.6 $2.2 $2.2 $1.3 $0.0 $0.5 $1.0 $1.5 $2.0 $2.5 1Q16 2Q16 3Q16 4Q16 1Q17 Period End Average C&I: Loans to Mortgage Companies CRE: Loan Type CRE: Collateral Type CRE: Geographic Distribution Retail 23% TN 28% NC 20% GA 13% Construction 24% Land 1% Mini - Perm/ Non - Construction 75% Industrial 11% Hospitality 13% Multi - Family 32% Other 18% TX 9% $2.5B Office 16% Land 1% SC 6%

23 Consumer Portfolio Overview $1.0 $0.6 $0.0 $0.5 $1.0 In Draw In Repayment HELOC Draw vs Repayment Balances Percent of Home Equity Portfolio: Months Left in Draw Period 20% 10% 6% 6% 7% 50% 0% 10% 20% 30% 40% 50% 0-12 13-24 25-36 37-48 49-60 >60 Home Equity Portfolio Characteristics 31.7% 32.7% 32.0% 35.1% 38.2% 30.0% 35.0% 40.0% $0.0 $0.4 $0.8 $1.2 1Q16 2Q16 3Q16 4Q16 1Q17 Constant Pre-Payment Rate (Right Axis) Non - Strategic Consumer Real Estate Run - Off $1.2B $1.0B Numbers may not add to total due to rounding. ($ in millions) 1Q16 2Q16 3Q16 4Q16 1Q17 Beginning Balance $115 $114 $67 $67 $65 Net Realized Losses $(1) $(16) $(0) $(1) $(0) Provision $0 $(31) $(0) $(1) $(0) Ending Balance $114 $67 $67 $65 $65 Mortgage Repurchase Reserve First Second Total Balance ($B) $3.2 $1.3 $4.5 Original FICO 756 737 750 Refreshed FICO 756 726 748 Original CLTV 78% 81% 79% Full Doc 96% 78% 91% Owner Occupied 96% 94% 96% HELOCS ($B) $0.6 $1.1 $1.6 Weighted Average HELOC Utilization 43% 50% 48%

APPENDIX 24

Outstanding Long - Term Debt and Preferred Stock 25 1 Principal Outstanding may not align with book value due to effects of hedging interest rate risk. 2 Floor of 3.75%. 3 A rating is not a recommendation to buy, sell, or hold securities and is subject to revision or withdrawal at any time and sh oul d be evaluated independently of any other rating. S&P: Last change in ratings was on 12.15.16; ratings/outlook affirmed on 5.5.17. Moody’s: Last change in ratings was on 10.25 .13 ; ratings/outlook affirmed on 5.5.17. Fitch: Last change in ratings was on 12.13.12; ratings affirmed on 5.5.17. ▪ On December 15, 2016, FHNC’s senior debt was upgraded to BBB - by S&P ▪ On January 23, 2017, FHNC’s overall outlook was raised to positive by Fitch Issuance Coupon Rate Callable Date Maturity Principal Outstanding FTBNA Moody's Fitch S&P Senior Debt¹ 11/21/14 2.95% 11/1/19 12/1/19 $400mm Baa3 BBB- BBB Preferred Stock 3/23/05 3 Month LIBOR + 85bps² 4/10/10 Perpetual $300mm Ba2 B BB REIT Preferred 10/11/00 9.50% NA 3/31/31 $47mm Ba1 NA BB Total FTBNA $747mm FHNC Senior Debt¹ 10/30/15 3.50% 11/15/20 12/15/20 $500mm Baa3 BBB- BBB- Preferred Stock 1/31/13 6.20% 4/10/18 Perpetual $100mm Ba2 B BB- Total FHNC $600mm Credit Ratings 3

FH Proprietary Securitizations Litigation

Certificate Breakdown

($ in millions) Deal	Certificate	Original UPB	Paid Off	Current UPB	Performing UPB	60D+ Delinquent	Cumulative Loss
FHAMS 2007-FA1 (FDIC New York)	Senior	$44.5	$20.8	$15.7	$14.1	$1.6	$8.0
FHAMS 2007-FA2 (FDIC New York)	Senior	$34.9	$16.0	$12.6	$11.0	$1.6	$6.2
FHAMS 2007-FA3 (MetLife Indemnification)	Senior	$103.0	$68.9	$23.5	$20.9	$2.6	$10.7
FHAMS 2005-FA10[1] (Royal Park Indemnification)	Senior	$100.0	$75.4	$19.3	$16.8	$2.5	$5.3
FHAMS 2006-FA2[2] (Royal Park Indemnification)	Senior	$30.0	$24.9	$3.6	$3.1	$0.5	$1.4
FHAMS 2006-FA6 (TN Retirement Indemnification)	Senior	$46.2	$41.4	$3.4	$2.7	$0.7	$1.3
FHAMS 2006-FA8 (TN Retirement Indemnification)	Senior	$100.0	$81.6	$12.9	$11.4	$1.4	$5.5
FHASI 2006-AA8 (TN Retirement Indemnification)	Senior	$32.5	$25.3	$4.1	$3.1	$1.0	$3.1
Total		**$491.1**	**$354.3**	**$95.1**	**$83.2**	**$11.8**	**$41.7**



$491mm
Cumulative Loss 8%
60D+ Delinquent[3] 2%
Performing UPB 17%
Paid Off 72%

- *Cumulative loss does not necessarily determine possible damages. For the first two certificates, FHN is defending a suit brought by the FDIC in New York, as receiver for Colonial Bank, against FHN and others. This case differs from other cases involving the other certificates listed above in terms of the types and amounts of possible damages.*

FIRST HORIZON NATIONAL CORPORATION

Numbers/percentages may not add to total due to rounding. Data source: March 2017 Trustee Reports.
[1] Royal Park is asking for indemnification on $100mm of the $190mm tranche as stated in the indemnification request.
[2] The complainants only purchased a portion of this tranche. Original UPB estimated based on the purchase price stated in the complaints. All other metrics prorated based on the ratio of purchase price to the total original UPB of the entire tranche.
[3] 60D+ Delinquent defined as a delinquency status of 60 days or more and also bankruptcies, foreclosures and REO in such status for 60 days or more.

26

Reconciliation to GAAP Financials 27 Slides in this presentation use non - GAAP information of return on tangible common equity. That information is not presented according to generally accepted accounting principles (GAAP ) and is reconciled to GAAP information below. Numbers may not add to total due to rounding. ($ in millions) Return on Tangible Common Equity (ROTCE) 1Q17 Average Total Equity (GAAP) $2,723 Less: Average Noncontrolling Interest (GAAP) $295 Less: Preferred Stock (GAAP) $96 Average Common Equity (GAAP) (a) $2,332 Less: Average Intangible Assets (GAAP) $212 Average Tangible Common Equity (Non-GAAP) (b) $2,120 Annualized Net Income Available to Common (GAAP) (c) $219 Return on Average Common Equity (ROE) (GAAP) (c/a) 9.4% Return on Average Tangible Common Equity (ROTCE) (Non-GAAP) (c/b) 10.3%